04018046

SECU[illegible] [illegible]MMISSION
Washington, D.C. 20549

AM
3-30-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3-25

SEC FILE NUMBER
8- 53217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA First Star Securities Corporation
NN Four Star Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3631 Bob White Road
(No. and Street)

Temple	TX	76501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Hansen 254-624-6751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lott, Vernon & Company, P.C.
(Name – *if individual, state last, first, middle name*)

20 South 4th Street	Temple	TX	76501
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR - 8 2004 187 WASH, D.C. PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Joseph Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Star Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sherry Ann Alford
Notary Public

SHERRY ANN ALFORD
Notary Public
STATE OF TEXAS
My Commission
Expires 01/13/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Star Securities Corporation
AUDITED FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

LOTT, VERNON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 SOUTH FOURTH STREET
POST OFFICE BOX 160
TEMPLE, TEXAS 76503

254/778/4783
800/460/4783
FAX 254/778/4792

KILLEEN • COPPERAS COVE • TEMPLE

Member of
American Institute & Texas Society of
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
First Star Securities Corporation

We have audited the accompanying statement of financial condition of First Star Securities Corporation (a Texas S-Corporation), as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Star Securities Corporation, as of December 31, 2003, and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Lott, Vernon & Co., P.C.

Temple, Texas
February 26, 2004

First Star Securities Corporation

Statement of Financial Condition
December 31, 2003

Assets

Current Assets		
Cash and cash equivalents	$	4,604
Investments		12,447
Commissions receivable		1,288
Total Current Assets		18,339
Property and Equipment		
Furniture and fixtures	$	781
Computer equipment		10,164
		10,945
Less: Accumulated depreciation		(3,151)
Total Property and Equipment		7,794
Total Assets	$	26,133

Liabilities and Stockholder's Equity

Liabilities

Loan from shareholder	$	5,838
Total Liabilities	$	5,838

Stockholder's Equity

Common stock, no par value, 1,000,000 shares authorized, 942,170 shares issued and outstanding	$	48,226
Retained earnings		(27,931)
Total Stockholder's Equity	$	20,295
Total Liabilities and Stockholder's Equity	$	26,133

The accompanying notes are an integral part of these financial statements.

First Star Securities Corporation

Statement of Income
For the Year Ended December 31, 2003

Revenues		
Commissions	$	7,541
Interest		246
Other income		2,685
Total revenues	$	10,472
Expenses		
Bank charges	$	137
Depreciation expense		2,014
Legal and professional fees		3,965
License expense		3,847
Office expense		250
Utilities and telephone		160
Other expenses		1,582
Total expenses	$	11,955
Net Income/(Loss)	$	(1,483)

The accompanying notes are an integral part of these financial statements.

First Star Securities Corporation

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock		
	Shares	Amount	Retained Earnings
Balance at January 1, 2003	847,170	$ 48,226	$ (26,448)
Issuance of Common Stock	95,000	-	-
Net Income/(Loss)	-	-	(1,483)
Balance at December 31, 2003	942,170	$ 48,226	$ (27,931)

The accompanying notes are an integral part of these financial statements.

First Star Securities Corporation

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities		
Net income/(loss)	$	(1,483)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		2,014
Changes in operating assets and liabilities:		
Commissions receivable		930
Prepaids		360
Net Cash Provided (Used) by Operating Activities	$	1,821
Net Cash Flows From Investing Activities		
Acquisition of property and equipment	$	(2,933)
Purchase of investments		(215)
Net Cash Provided (Used) by Investing Activities	$	(3,148)
Net Cash Flows From Financing Activities		
Loan from stockholder	$	3,461
Net Cash Provided (Used) by Financing Activities	$	3,461
Increase in Cash and Cash Equivalents	$	2,134
Cash and Cash Equivalents at Beginning of Year		2,470
Cash and Cash Equivalents at End of Year	$	4,604

The accompanying notes are an integral part of these statements.

First Star Securities Corporation

Notes to Financial Statements

December 31, 2003

Note 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas S-Corporation that was formed for the purpose of providing brokerage and investment advisory services to the general public.

Note 2 - Significant Accounting Policies

Securities Transactions
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts are maintained on the accrual basis of accounting.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company did not pay any interest during fiscal year 2003.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of depreciable assets are:

	Estimated Useful Lives
Furniture and fixtures	7 years
Computer equipment	5 years

Note 3 - Cash and Cash Equivalents

The Company maintains its cash balance in a bank account which was fully insured by FDIC.

Note 4 – S Corporation-Income Tax Status

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2003, the Company had net capital of $12,501, which was $7,501 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .47 to 1.

Note 6 – Customer Protection-Reserves and Custody Securities

The Company's activities are limited to those set forth under subparagraph (k)(1) of Rule 15c3-3; accordingly, the Company claims exemption from all other provisions of the Rule.

Note 7 - Reconciliation Pursuant to Rule 17a-5(D)(4)

Based on our computations of net capital under Rule 15c3-1, as of December 31, 2003, there were no material differences with respondent's unaudited report.

LOTT, VERNON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 SOUTH FOURTH STREET
POST OFFICE BOX 160
TEMPLE, TEXAS 76503

254/778/4783
800/460/4783
FAX 254/778/4792

KILLEEN • COPPERAS COVE • TEMPLE

Member of
American Institute & Texas Society of
Certified Public Accountants

Report on Internal Control

To the Board of Directors of
First Star Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of First Star Securities Corporation (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Report on Internal Control (Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pattillo, Brown & Hill, L.L.P. —

Temple, Texas
February 26, 2004

First Star Securities Corporation

Computation of Net Capital Pursuant to Rule 15c3-1(f)

December 31, 2003

Net Capital		
Stockholder's equity	$	20,295
Less nonallowable assets		(7,794)
Net capital before haircuts on security position	$	12,501
Haircuts on securities	$	-
Net capital	$	12,501
Computation of Basic Net Capital Requirement:		
Aggregate Indebtedness		
Total liabilities	$	5,838
Net capital required based on aggregate indebtedness	$	389
Excess Net Capital at 1500%	$	12,112
Excess Net Capital at 1000%	$	11,917
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	7,501
Ratio: Aggregate Indebtedness to Net Capital	$	.47 to 1